FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Second Quarter of 2007 dated August 14, 2007	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: August 14, 2007

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Grace Zhao

NetEase.com, Inc.

gracezhao@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Second Quarter 2007

Unaudited Financial Results

(Beijing – August 14, 2007) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the quarter ended June 30, 2007.

William Ding, Chief Executive Officer and Director of NetEase stated, “Despite relatively flat game revenues quarter-over-quarter, we are aligning the right balance of resources with our long-standing MMORPG expertise and market leadership to build and diversify our game portfolio for near-term growth. Open beta testing for Westward Journey Online III, the upgraded version of Westward Journey Online II, is scheduled to begin in August 2007, and we plan to release an expansion pack for Fantasy Westward Journey during the fourth quarter of 2007. We are also making positive progress with our programming and design improvements for Tianxia II.”

Mr. Ding continued, “With respect to our portal business, our expanded content on our news, sports and entertainment channels has enabled us to maintain our momentum in traffic growth. We remain confident about our future opportunity through our focused channel content and email service strategies.”

Second Quarter 2007 Financial Results

Total revenues for the second quarter of 2007 were RMB558.0 million (US$73.3 million), compared to RMB554.6 million (US$72.9 million) and RMB575.3 million (US$75.6 million) for the preceding quarter and the second quarter of 2006, respectively.

Revenues from online games were RMB475.1 million (US$62.4 million) for the second quarter of 2007, compared to RMB481.9 million (US$63.3 million) and RMB486.0 million (US$63.8 million) for preceding quarter and the second quarter of 2006, respectively.

Revenues from advertising services were RMB65.3 million (US$8.6 million) for the second quarter of 2007, compared to RMB56.2million (US$7.4 million) and RMB68.8 million (US$9.0 million) for the preceding quarter and the second quarter of 2006, respectively.

Revenues from wireless value-added services and others were RMB17.5 million (US$2.3 million) for the second quarter of 2007, compared to RMB16.6 million (US$2.2 million) and RMB20.5 million (US$2.7 million) for the preceding quarter and the second quarter of 2006, respectively.

Gross profit for the second quarter of 2007 was RMB437.8 million (US$57.5 million), compared to RMB430.1 million (US$56.5 million) and RMB457.4 million (US$60.1 million) for the preceding quarter and the second quarter of 2006, respectively. The quarter-over-quarter increase in gross profit was primarily due to higher advertising services revenue in the second quarter of 2007. The year-over-year decrease in gross profit was mainly due to a decrease in all revenue segments as a result of more intense competition in the PRC internet industry.

Gross margin for the online game business for the second quarter of 2007 was 90.2%, compared to 89.6% and 90.7% for the preceding quarter and the second quarter of 2006, respectively. The quarter-over-quarter increase primarily resulted from operational cost savings which more than offset a decrease in online game revenues in the second quarter of 2007. The year-over-year decrease was primarily driven by a decrease in online game services revenue from Westward Journey Online II and higher staff-related costs as a result of an increase in headcount.

Gross margin for the advertising business for the second quarter of 2007 was 47.2%, compared to 35.7% and 49.8% for the preceding quarter and the second quarter of 2006, respectively. The quarter-over-quarter increase in gross margin was primarily driven by the seasonal increase in advertising spending coupled with savings in content costs in the second quarter of 2007. The year-over-year decline in gross margin was primarily due to decreased advertising services revenue as a result of increased competition.

Gross loss margin for the wireless value-added services and others business for the second quarter of 2007 was 28.1%, compared to gross loss margin of 36.1% and 2.3% for the preceding quarter and the second quarter of 2006, respectively. The quarter-over-quarter improved gross loss margin was primarily due to increased revenues from online fee-based premium services supplied to registered users of the NetEase websites, including premium matchmaking and dating services and product sales generated from registered users. The year-over-year decline in gross margin was primarily driven by a decrease in revenue from wireless services.

Total operating expenses for the second quarter of 2007 were RMB142.8 million (US$18.8 million), compared to RMB117.7 million (US$15.5 million) and RMB134.3 million (US$17.6 million) for the preceding quarter and the second quarter of 2006, respectively. The quarter-over-quarter increase was primarily due to an additional provision for doubtful debts of RMB2.0 million (US$0.3 million) made during the second quarter of 2007, compared to a reversal of provision for doubtful debts of approximately RMB8.2 million (US$1.1 million) as a result of the collection of outstanding accounts receivables with respect to the advertising business during the first quarter of 2007. The increase was also due to increased selling and marketing costs of RMB6.5 million (US$0.9 million) in relation to the marketing of Tianxia II, Westward Journey III and seasonal promotional activities during the second quarter of 2007 and an increase in research and development costs of RMB4.8 million (US$0.6 million) associated with the increased staffing for enhancing existing products and developing new products. The year-over-year increase was mainly due to an increase in selling and marketing costs, higher staff-related costs as a result of an increase in headcount and increased depreciation charges.

Net profit for the second quarter of 2007 totaled RMB312.6 million (US$41.1 million), compared to RMB301.5 million (US$39.6 million) and RMB314.1 million (US$41.3 million) for the preceding quarter and the second quarter of 2006, respectively. In June 2007, the Company received a reinvestment incentive tax refund of RMB24.4 million (US$3.2 million), which significantly reduced the Company’s income tax expense for the second quarter of 2007. NetEase reported basic and diluted earnings per American depositary shares (ADS) of US$0.33 and US$0.31 for the second quarter of 2007, respectively. The Company reported basic and diluted earnings per ADS of US$0.31 and US$0.29 and US$0.32 and US$0.29 for the preceding quarter and the second quarter of 2006, respectively.

Other Information

As of June 30, 2007, the Company’s total cash and time deposit balance was RMB3.0 billion (US$391.5 million), compared to RMB3.9 billion (US$517.3 million) and RMB3.6 billion (US$474.4 million) as of December 31, 2006 and June 30, 2006, respectively. In addition, there was a restricted cash balance of RMB761.6 million (US$100.1 million) as of June 30, 2007 primarily related to the Company’s committed revolving loan facility. The loan facility can be used by the Company at its discretion to fund any redemption requests made by the holders of its zero coupon convertible subordinated notes in accordance with the terms of those notes. Cash flow generated from operating activities was approximately RMB331.0 million (US$43.5 million) for the second quarter of 2007, compared to RMB283.0 million (US$37.2 million) and RMB296.5 million (US$39.0 million) for the preceding quarter and the second quarter of 2006, respectively.

On March 13, 2007, the Company’s Board authorized a share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed three months. When the share repurchase program ended on June 12, 2007, the Company had spent in aggregate a total purchase consideration of approximately US$95.7 million (including transaction costs). With respect to the separate share repurchase program of up to US$120 million authorized by the Company’s Board on July 2, 2007, at July 31, 2007 the Company had spent in aggregate a total purchase consideration of approximately US$5.6 million (including transaction costs). The share repurchase program will end on July 1, 2008.

**	The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.6120 on June 29, 2007 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 29, 2007, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a conference call at 9:00 pm Eastern Time on Monday, August 13, 2007, (Beijing/Hong Kong Time: 9:00 am, Tuesday, August 14, 2007). Chief Executive Officer William Ding, Acting Chief Financial Officer Onward Choi, and Co-Chief Operating Officer Michael Tong will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 800-238-9007 (international: 719-457-2622), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 888-203-1112 (international 719-457-0820), and entering passcode 4257393. The replay will be available through August 26, 2007 Eastern Time.

This call is being webcast live and archived, and will be available for 12 months on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*        *        *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be able to adequately address feedback from gamers to enhance the appeal of Tianxia II; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	1,206,476,526	920,360,140	120,909,110
Time deposits	2,731,396,687	2,060,113,281	270,640,210
Accounts receivable, net	131,724,899	121,952,397	16,021,072
Prepayments and other current assets	33,913,350	71,545,877	9,399,090
Deferred tax assets	25,674,468	21,878,296	2,874,185

Total current assets	4,129,185,930	3,195,849,991	419,843,667

Non-current assets:
Non-current rental deposits	3,353,209	3,074,885	403,952
Property, equipment and software, net	224,207,833	207,293,823	27,232,504
Prepayment for land use right	—	26,956,800	3,541,356
Restricted cash	—	761,580,600	100,050,000
Deferred tax assets	5,502,361	1,764,727	231,835
Other long-term assets	11,458,497	11,699,281	1,536,952

Total non-current assets	244,521,900	1,012,370,116	132,996,599

Total assets	4,373,707,830	4,208,220,107	552,840,266

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	105,555,248	103,931,120	13,653,589
Salary and welfare payables	54,924,038	54,216,245	7,122,470
Taxes payable	95,476,498	71,412,637	9,381,587
Deferred revenue	385,720,720	329,893,598	43,338,623
Deferred tax liabilities	3,391,754	—	—
Accrued liabilities	31,340,217	22,772,754	2,991,691

Total current liabilities	676,408,475	582,226,354	76,487,960

Long-term payable:
Zero-coupon convertible subordinated notes due July 15, 2023	780,253,918	675,412,760	88,730,000
Other long-term payable	11,377,256	11,200,000	1,471,361

Total long-term payable	791,631,174	686,612,760	90,201,361

Total liabilities	1,468,039,649	1,268,839,114	166,689,321

Shareholders’ equity	2,905,668,181	2,939,380,993	386,150,945

Minority interests	—	—	—

Total liabilities and shareholders’ equity	4,373,707,830	4,208,220,107	552,840,266

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	June 30, 2006	March 31, 2007	June 30, 2007	June 30, 2007
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	486,006,106	481,865,952	475,149,731	62,421,142
Advertising services	68,763,795	56,195,605	65,328,019	8,582,241
Wireless value-added services and others	20,507,390	16,550,555	17,494,877	2,298,329

Total revenues	575,277,291	554,612,112	557,972,627	73,301,712
Business taxes	(22,646,424)	(21,316,231)	(21,926,013)	(2,880,454)

Total net revenues	552,630,867	533,295,881	536,046,614	70,421,258
Total cost of revenues	(95,269,844)	(103,204,518)	(98,267,119)	(12,909,501)

Gross profit	457,361,023	430,091,363	437,779,495	57,511,757

Operating expenses:
Selling and marketing expenses	(44,210,634)	(43,089,175)	(49,272,271)	(6,472,973)
General and administrative expenses	(43,807,041)	(35,181,129)	(48,380,093)	(6,355,766)
Research and development expenses	(46,293,935)	(39,384,969)	(45,110,176)	(5,926,192)

Total operating expenses	(134,311,610)	(117,655,273)	(142,762,540)	(18,754,931)

Operating profit	323,049,413	312,436,090	295,016,955	38,756,826
Other income (expenses):
Investment income	100,931	126,279	117,317	15,412
Interest income	24,263,200	23,262,363	28,409,895	3,732,251
Other, net	(414,399)	(732,222)	(8,934,188)	(1,173,698)

Profit before tax	346,999,145	335,092,510	314,609,979	41,330,791
Income tax	(32,888,956)	(33,597,844)	(2,013,483)	(264,514)

Net profit	314,110,189	301,494,666	312,596,496	41,066,277

Earnings per share, basic	0.10	0.10	0.10	0.01

Earnings per ADS, basic	2.41	2.39	2.52	0.33

Earnings per share, diluted	0.09	0.09	0.09	0.01

Earnings per ADS, diluted	2.23	2.21	2.35	0.31

Weighted average number of ordinary shares outstanding, basic	3,254,702,252	3,160,128,710	3,100,597,113	3,100,597,113

Weighted average number of ADS outstanding, basic	130,188,090	126,405,148	124,023,885	124,023,885

Weighted average number of ordinary shares outstanding, diluted	3,537,762,110	3,410,647,795	3,318,874,571	3,318,874,571

Weighted average number of ADS outstanding, diluted	141,510,484	136,425,912	132,754,983	132,754,983

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	June 30, 2006	March 31, 2007	June 30, 2007	June 30, 2007
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	314,110,189	301,494,666	312,596,496	41,066,277
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation	17,001,040	24,274,997	24,063,948	3,161,317
Share-based compensation cost	26,246,035	20,237,797	27,057,772	3,554,621
(Reversal) provision for doubtful debts	407,553	(8,182,712)	2,009,537	263,996
Amortization of issuance cost of convertible notes	1,897,029	—	—	—
(Gain) Loss on disposal of property, equipment and software	526,268	416,242	(321,538)	(42,241)
Write-off of property, equipment and software	11,638,451	—	—	—
Non-cash exchange losses	44,705	531,592	8,866,712	1,164,833
Other	—	278,324	—	—
Changes in operating assets and liabilities:
Accounts receivable	(35,163,684)	63,629,570	(47,689,980)	(6,265,105)
Prepayments and other current assets	(5,727,096)	(19,599,070)	(18,488,436)	(2,428,854)
Deferred tax assets	3,610,105	(330,359)	4,126,531	542,109
Deferred tax - non-current	—	5,126,664	(1,389,030)	(182,479)
Accounts payable	(62,187,069)	(23,295,601)	31,741,208	4,169,891
Salary and welfare payables	5,989,995	(6,687,391)	5,216,308	685,274
Taxes payable	(13,188,444)	(23,419,176)	(347,813)	(45,693)
Deferred revenue	23,220,662	(44,351,950)	(11,475,172)	(1,507,511)
Deferred tax liabilities	46,461	698,123	(4,089,877)	(537,293)
Accrued liabilities	8,024,310	(7,779,795)	(829,872)	(109,022)

Net cash provided by operating activities	296,496,510	283,041,921	331,046,794	43,490,120

Cash flows from investing activities:
Purchase of property, equipment and software	(34,694,354)	(33,208,899)	(7,948,685)	(1,044,231)
Proceeds from sale of property, equipment and software	148,076	14,109	5,812	764
Prepayment for land use right	—	—	(26,956,800)	(3,541,356)
Transfer to restricted cash	—	—	(761,580,600)	(100,050,000)
Net change in time deposits with terms of three months or less	—	223,356,370	313,909,363	41,238,750
Placement/rollover of matured time deposits	—	(75,000,000)	(90,542,729)	(11,894,736)
Uplift/placement of matured time deposits	(44,367,121)	65,000,000	212,513,368	27,918,204
Net increase in other assets	(23,525,366)	4,355	—	—

Net cash (used in) provided by investing activities	(102,438,765)	180,165,935	(360,600,271)	(47,372,605)

Cash flows from financing activities:
Proceeds from employees exercising stock options	10,560,050	1,870,625	18,924,290	2,486,113
Repurchase of company shares	(401,741,200)	(160,750,459)	(574,604,375)	(75,486,649)
Payment of other long-term payable	(177,256)	(138,681)	(38,575)	(5,068)

Net cash used in financing activities	(391,358,406)	(159,018,515)	(555,718,660)	(73,005,604)

Effect of exchange rate changes on cash held in foreign currencies	(2,061,070)	(2,796,957)	(2,236,633)	(293,830)
Net increase (decrease) in cash	(199,361,731)	301,392,384	(587,508,770)	(77,181,919)
Cash, beginning of the quarter	1,899,572,423	1,206,476,526	1,507,868,910	198,091,029

Cash, end of the quarter	1,700,210,692	1,507,868,910	920,360,140	120,909,110

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	36,511,672	45,443,563	16,061,871	2,110,072
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	—	188,802,099	643,954,432	84,597,272
Fixed asset purchases financed by accounts payable	11,307,553	9,518,303	11,520,005	1,513,401
Conversion of convertible notes to ordinary shares	—	86,886,000	—	—

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	June 30, 2006	March 31, 2007	June 30, 2007	June 30, 2007
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	486,006,106	481,865,952	475,149,731	62,421,142
Advertising services	68,763,795	56,195,605	65,328,019	8,582,241
Wireless value-added services and others	20,507,390	16,550,555	17,494,877	2,298,329

Total revenues	575,277,291	554,612,112	557,972,627	73,301,712

Business taxes:
Online game services	(16,038,201)	(15,901,576)	(15,679,941)	(2,059,898)
Advertising services	(5,844,923)	(4,776,626)	(5,552,882)	(729,491)
Wireless value-added services and others	(763,300)	(638,029)	(693,190)	(91,065)

Total business taxes	(22,646,424)	(21,316,231)	(21,926,013)	(2,880,454)

Net revenues:
Online game services	469,967,905	465,964,376	459,469,790	60,361,244
Advertising services	62,918,872	51,418,979	59,775,137	7,852,750
Wireless value-added services and others	19,744,090	15,912,526	16,801,687	2,207,264

Total net revenues	552,630,867	533,295,881	536,046,614	70,421,258

Cost of revenues:
Online game services	(43,479,571)	(48,506,860)	(45,151,473)	(5,931,618)
Advertising services	(31,587,268)	(33,039,634)	(31,585,837)	(4,149,479)
Wireless value-added services and others	(20,203,005)	(21,658,024)	(21,529,809)	(2,828,404)

Total cost of revenues	(95,269,844)	(103,204,518)	(98,267,119)	(12,909,501)

Gross profit/(loss):
Online game services	426,488,334	417,457,516	414,318,317	54,429,626
Advertising services	31,331,604	18,379,345	28,189,300	3,703,271
Wireless value-added services and others	(458,915)	(5,745,498)	(4,728,122)	(621,140)

Total gross profit	457,361,023	430,091,363	437,779,495	57,511,757

Gross profit/(loss) margin:
Online game services	90.7%	89.6%	90.2%	90.2%
Advertising services	49.8%	35.7%	47.2%	47.2%
Wireless value-added services and others	(2.3)%	(36.1)%	(28.1)%	(28.1)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.6120 on June 29, 2007 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	Quarter Ended
	June 30, 2006	March 31, 2007	June 30, 2007	June 30, 2007
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	4,345,487	3,124,056	4,211,757	553,305
Operating expenses
- Selling and marketing expenses	5,431,785	3,508,632	4,088,683	537,136
- General and administrative expenses	9,521,066	8,006,729	9,233,855	1,213,066
- Research and development expenses	6,947,697	5,598,380	9,523,477	1,251,114